Filed pursuant to Rule 424(b)(5)

Registration No. 333-218979

Prospectus Supplement No. 2

to Prospectus dated July 5, 2017

Up to $10,000,000

Common Shares

VISTA GOLD CORP.

This Prospectus Supplement, dated April 1, 2020 (“Prospectus Supplement No. 2”), supplements the prospectus filed as part of the Registration Statement on Form S-3 filed by Vista Gold Corp. (the “Company”, “us”, “our” or “we”) with the Securities and Exchange Commission (the “SEC”) on July 5, 2017 (the “Prospectus”) and the Prospectus Supplement, filed with the SEC on November 22, 2017 (“Prospectus Supplement No. 1”), relating to an At The Market Offering Agreement with H.C. Wainwright & Co., LLC (“H.C. Wainwright”), which we refer to as the offering agreement, relating to our common shares, no par value, offered by the Prospectus, Prospectus Supplement No. 1 and this Prospectus Supplement No. 2. In accordance with the terms of the offering agreement, we may offer and sell our common shares having an aggregate offering price of up to $10,000,000 from time to time through H.C. Wainwright, acting as agent. Sales of our common stock, if any, under the offering agreement may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, or the Securities Act.

You should read this Prospectus Supplement No. 2 in conjunction with the Prospectus and Prospectus Supplement No. 1. This Prospectus Supplement No. 2 is qualified by reference to the Prospectus and Prospectus Supplement No.1, except to the extent the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus and Prospectus Supplement No. 1. Specifically, the disclosure contained in this Prospectus Supplement No. 2 under the heading “Material United States Federal Income Tax Considerations” hereby supersedes and replaces the disclosure under the same heading contained in Prospectus Supplement No. 1.

Our common shares are trade on the NYSE American (which we refer to as “NYSE American”) and on the Toronto Stock Exchange (which we refer to as the “TSX”) under the symbol “VGZ”. On March 31, 2020, the last reported sales price of the common shares on the NYSE American was $0.4663 per common share and on the TSX was C$0.66 per common share.

As of April 1, 2020, the aggregate market value of our outstanding common stock held by non-affiliates was $64,522,319 based on 100,698,124 common shares outstanding, of which 77,737,734 shares are held by non-affiliates, and a per share price of $0.83, based on the closing price of our common shares as quoted on the NYSE American on February 21, 2020. During the 12 calendar months prior to and including the date of this Prospectus Supplement No. 2, we have sold $0 of securities pursuant to General Instruction I.B.6 of Form S-3. We may currently offer and sell common shares under the Prospectus, Prospectus Supplement No. 1 and this Prospectus Supplement No.2 having an aggregate offering price of up to $21,507,439 from time to time under General Instruction I.B.6 of Form S-3. We are filing this prospectus to update and amend the Prospectus and Prospectus Supplement No. 1 to update the dollar amount of shares we may sell under General Instruction I.B.6 of Form S-3.

Investing in the common shares involves a high degree of risk. Before buying any common shares, you should read the discussion of material risks of investing in our common shares in the “Risk Factors” section beginning on page S-10 of Prospectus Supplement No. 1 and on page 4 of the Prospectus and in the documents incorporated by reference therein.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement is April 1, 2020

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the common shares acquired pursuant to this prospectus supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of common shares pursuant to this prospectus supplement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of  common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions, that are in effect and available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares acquired pursuant to this prospectus supplement that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules with respect to common shares; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; or (l) are subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.

We believe that we were classified as a PFIC for the tax year ended December 31, 2019, and based on the nature of our business, the projected composition of our gross income and the projected composition and estimated fair market value of our assets, we expect that we may be a PFIC for our current the tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us. Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each of our non-U.S. subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from certain related persons, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of common shares and the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such common shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to common shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code, as discussed above) as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code, discussed above, that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to common shares only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the common shares are “regularly traded” as described in the preceding sentence, the common shares are expected to be marketable stock. There can be no assurance that the common shares will be “regularly traded” in the current or any subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income (as reduced by the amounts previously allowed as deductions) as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that has not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we are not classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the common shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the common shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.